

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


JUL 14 2003
SECTION

For the fiscal year ended December 31, 2002.

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan

Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED

1. Audited statements of financial condition in accordance with the financial reporting requirements of ERISA.

2. Audited statement of income and changes in plan equity in accordance with the financial reporting requirements of ERISA.

3. Written consent of the accountant.

4. Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN

By: BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

By: 

Name: Pilar Pueyo
Title: Senior Vice President – Human Resources
Boston Private Bank & Trust Company

By: 

Name: William Morton
Title: Senior Vice President – Controller
Boston Private Financial Holdings

Date: July 11, 2003

LIBB/1192922.1

KPMG

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
(formerly the Boston Private Bank & Trust Company 401(k) Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)



BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN

Table of Contents

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Plan Administrator
Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (formerly the Boston Private Bank & Trust Company 401(k) Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

KPMG LLP

Boston, Massachusetts
June 25, 2003



BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Cash and cash equivalents (note 3)	$ 226,109	$ 9,084
Investments, at fair value (note 4):		
Common stock - Boston Private Financial Holdings, Inc.	1,515,675	1,545,041
Self directed brokerage assets	3,224,420	—
Diversified investment funds	10,400,391	4,858,241
Participant loans	108,562	81,490
Total investments	15,249,048	6,484,772
Receivables:		
Employer contributions	101,751	36,234
Employee contributions	28,501	31,428
Other receivables	5,390	—
Total receivables	135,642	67,662
Total assets	15,610,799	6,561,518
Liabilities:		
Withholding taxes payable (note 7)	—	9,084
Total liabilities	—	9,084
Net assets available for benefits	$ 15,610,799	$ 6,552,434

See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:	
Additions to net assets attributed to:	
Investment income (note 4):	
Dividends and interest income	$ 82,072
Net depreciation of investments	(1,273,247)
Total investment income (loss)	(1,191,175)
Contributions:	
Participant	1,679,063
Employer	707,496
Rollover	172,011
Total contributions	2,558,570
Transfer of assets (note 1)	8,133,925
Total additions	9,501,320
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	428,607
Expenses	14,348
Total deductions	442,955
Increase in net assets	9,058,365
Net assets available for benefits:	
Beginning of year	6,552,434
End of year	$ 15,610,799

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan), formerly the Boston Private Bank & Trust Company 401(k) Plan, provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), sponsored by Boston Private Financial Holdings, Inc. (the Company). This Plan is a continuation of the Boston Private Bank & Trust Company 401(k) Plan (the BPB&TC Plan). As of July 1, 2002, the assets of the Westfield Profit Sharing Plan (the Westfield Plan), the RINET Company, Inc. Salary Reduction Contribution Plan (the RINET Plan), the Sand Hill Advisors, Inc. Profit Sharing 401(k) Plan (the Sand Hill Plan), the E.R. Taylor Investments, Inc. 401(k) Profit Sharing Plan (the BP Value Plan), and the Borel Bank Salary Deferral 401(k) Plan (the Borel Plan and together with the foregoing, the Prior Plans) were merged into this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Total assets transferred into the Plan were $8,009,448.

Employees who have attained the age of 21 and completed one hour of service are eligible to participate in the plan on the first day of the calendar quarter following their date of hire. For purposes of employer discretionary nonelective contributions, employees are eligible to participate after they have attained the age of 21 and completed one year of service. To complete one year of eligibility service, the employee must be credited with at least 1,000 hours of service during any 12-month period beginning on their date of hire and any anniversary thereof. The one year of eligibility service and 1,000 hour of service requirement was eliminated on May 15, 2003, effective retroactively to January 1, 2003. However, if an employee was eligible to participate in a Prior Plan on June 30, 2002, then they became a member under the Plan on July 1, 2002.

(b) Contributions

In 2002 and 2001 participants could have contributed up to 25% and 15% respectively, of their eligible pre-tax compensation to the Plan but may not exceed the annual dollar limit prescribed by the IRC ($11,000 in 2002 and $10,500 in 2001). For tax years beginning after December 31, 2001, participants who will be at least fifty years old by the end of the tax year may make an additional "catch-up" contribution. The maximum amount of the annual catch-up contribution depends on the type of the plan involved as well as the tax year for which the contribution is being made.

The participating employers, at their discretion, may make a matching contribution equal to a percentage that the participating employer from time to time deems advisable of each participant's contribution up to a maximum of 6% of the participant's annual compensation. Each participating employer may also elect to make additional contributions at its discretion. In addition, participating employers may elect to make a discretionary contribution in the form of shares of common stock of the Plan Sponsor. If such stock contribution is made by any participating employer in any Plan year, it will be allocated on a per capita basis.

(Continued)

(c) *Vesting*

Participants are immediately vested in their contributions and company stock plus earnings thereon. Participants become 100% vested and eligible to receive benefits in the employer's contribution at the earlier of completion of three years of service or attainment of normal retirement age. For discretionary contributions, participants become 100% vested at completion of five years of service or attainment of normal retirement age, which ever comes first. In the event employment is terminated due to death or disability, the participant becomes 100% vested.

If employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules:

Participating Employer Matching Contributions

Years of service	Vesting percentage
Less than one year	0%
2 years	50%
3 years	100%

Participanting Employer Discretionary Contributions

Years of service	Vesting percentage
Less than one year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

(d) *Payment of Benefits*

If the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

(a) Lump sum;

(b) Installment payments (annually, quarterly, or monthly) over a specified period of time not to exceed the participant's life expectancy or the joint expectancy of the participant and the participant's designated beneficiary;

(c) Maintain vested account balances in the Plan and delay distribution until their 65th birthday or death, which ever is earlier; or

(Continued)

(d) Transfer vested account balances to the trustee of another qualified retirement plan or the trustee or custodian of their individual retirement account.

If the amount of the benefit does not exceed $5,000, the participant is required to receive a lump-sum distribution.

(e) *Participant Accounts*

Each participant's account is credited with the participant's contribution and the employer's contribution. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, their company stock account, the amount of their employer contributions and employer discretionary contributions in which they are vested and any earnings credited to their account.

(f) *Loans*

The Plan provides for participant loans with plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant's total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant's highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time, one general purpose loan and the second loan has to be used in conjunction with the participant's primary residence. However, this requirement has been amended allowing a participant to have two general purpose loans, which became effective May 15th, 2003. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the rate of interest on the loan shall be the prime rate plus 2%.

All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence. Defaults on loans are treated as a distribution of the participant's account balance.

(g) *Participant Investment Options*

Participants may elect to suspend or change their future contributions only during open enrollment. However, participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in the following diversified investment funds, in addition to the self-directed brokerage account (SDBA):

(a) Mass Mutual Government Money Market Fund

(b) Mass Mutual Core Bond Fund

(c) Quest Balanced Fund

(d) Mass Mutual Fundamental Value Fund

(e) Mass Mutual Indexed Equity Fund

(f) Oppenheimer Capital Appreciation Fund

(Continued)

(g) Mass Mutual Focused Value Fund

(h) Fidelity Blue Chip Fund

(i) DLB Small Co. Opportunities Fund

(j) Mass Mutual Mid Cap Growth II Fund

(k) Mass Mutual Small Co. Growth Fund

(l) Mass Mutual Overseas Fund

(m) Oppenheimer Global Fund

(n) Conservative Journey Fund

(o) Moderate Journey Fund

(p) Aggressive Journey Fund

(q) Boston Private Financial Holdings, Inc. Common Stock (BPFH Stock Fund), which is the Plan sponsor and parent company of the plans merged into this plan effective July 1, 2002.

(h) Forfeitures

As of December 31, 2002 and 2001, forfeited nonvested accounts totaled $31,069 and $3,711. These amounts will be used to reduce future employer contributions. Also, during 2002 employer contributions were reduced by $10,638 from forfeited nonvested accounts.

(i) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

(b) Investments and Income Recognition

Investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are reflected on the trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Administrative Expenses

Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs such as check charges for participant distributions and the annual fee for self directed brokerage accounts are paid for by the participants and therefore are reflected in the accompanying financial statements.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Cash and Cash Equivalents

The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents, excluding those Money Market Funds which are investment options for participants.

(Continued)

(4) Investments

The following table presents investments that represent 5% or more of the Plan's net assets at the end of year as follows:

	Number of shares/units		Fair value
December 31, 2002:			
Boston Private Financial Holdings, Inc. common stock *	139,636	$	1,515,675
Mass Mutual Government Money Market Fund*	7,430		1,202,159
Mass Mutual Core Bond Fund*	12,644		1,611,608
Mass Mutual Indexed Equity Fund*	14,708		968,052
Oppenheimer Capital Appreciation Fund	15,748		1,659,233
Self Directed Brokerage Assets *	—		3,224,420
December 31, 2001:			
Boston Private Financial Holdings, Inc. common stock *	70,006	$	1,545,041
Fidelity Diversified International Fund *	22,390		427,204
Fidelity Spartan U.S. Equity Index *	23,348		948,853
Fidelity U.S. Bond Index Fund *	65,995		712,751
Janus Enterprise Fund	10,512		336,386
Janus Mercury Fund	31,299		650,716
Weitz Value Fund	14,443		495,262

* Represents a party-in-interest to the Plan.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,273,247 as follows:

Common stock - Boston Private Financial Holdings, Inc.	$	(161,701)
Self directed brokerage assets		(220,990)
Diversified investment funds		(890,556)
	$	(1,273,247)

(5) Tax Status

The Plan received a favorable determination, dated May 17, 1995, from the Internal Revenue Service indicating that the Plan is qualified under IRC Section 401(a) and is exempt from federal income taxes under IRC Section 501(a). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and has operated in accordance with its terms and in conformity with the applicable requirements of the IRC.

(6) Related-Party Transactions

Plan investments include shares of diversified investment funds managed by Sand Hill Advisors, which had a market value of $540,564 at December 31, 2002. Sand Hill Advisors is an affiliate of Boston Private Financial Holdings, Inc. and member of the Plan; therefore these transactions qualify as party-in-interest transactions. Some Plan investments are also shares of diversified investment funds managed by Mass Mutual Financial Group. Mass Mutual Financial Group is the record keeper of the Plan, which qualifies these transactions as party-in-interest transactions. In addition, certain Plan investments are shares of Boston Private Financial Holdings, Inc. common stock. Boston Private Financial Holdings, Inc. is the Plan Sponsor, and, as such, these transactions qualify as party-in-interest transactions.

(7) Prohibited Transactions

The Company unintentionally failed to submit participant contributions for the payroll period ending December 27, 2001 until February 2002. Per the Department of Labor regulations, participant contributions, including salary reduction amounts, are considered to be plan assets. An employer is required to segregate plan participant contributions from its general assets as soon as practicable, but in no event later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages. The Plan Sponsor has reported and paid the applicable excise tax regarding this transaction to the Internal Revenue Service. Additionally, an amount representing "lost earnings" has been contributed to the Plan as part of the correction of the prohibited transaction.

(8) Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:

Net assets available for benefits per the financial statements	$	15,610,799
Plan receivables at December 31, 2002 (accrual accounting) not recorded on Form 5500:		
Employer contributions		(28,501)
Employee contributions		(101,751)
Net assets available for benefits per the Form 5500	$	15,480,547

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following is a reconciliation of net increase in Plan assets per the financial statements at December 31, 2002 to Form 5500:

Net increase in Plan assets per the financial statements	$	9,058,365
Plan receivables at December 31, 2002 not recorded on Form 5500 (accrual accounting):		
Employer contributions		(28,501)
Employee contributions		(101,751)
Total receivables not recorded		(130,252)
Beginning net asset value variance at December 31, 2001		(8)
Net increase in plan assets per the Form 5500	$	8,928,113

The reconciling items are because the Form 5500 is maintained on a cash basis where as the financial statements are maintained on an accrual basis.

The following is a reconciliation of net assets transferred per the financial statements at December 31, 2002 to Form 5500:

Net assets transferred per financial statements	$	8,133,925
Unallocated profit sharing contribution - allocated 8/02		(5,092)
Adjustment to fair value of assets transferred		(13,693)
Assets transferred per Form 5500	$	8,115,140

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments		** (d) Cost	(e) Current value
*	Boston Private Financial Holdings, Inc. common stock	76,318	shares	$ —	$ 1,515,675
	Mass Mutual Government Money Market Fund	7,430	units of participation	—	1,202,159
	Mass Mutual Core Bond Fund	12,644	units of participation	—	1,611,608
	Quest Balanced Fund	5,025	units of participation	—	457,026
	Mass Mutual Fundamental Value Fund	7,963	units of participation	—	625,885
	Mass Mutual Indexed Equity Fund	14,708	units of participation	—	968,052
	Oppenheimer Capital Appreciation Fund	15,748	units of participation	—	1,659,233
	Mass Mutual Focused Value Fund	5,732	units of participation	—	715,511
	Fidelity Blue Chip Fund	1,078	units of participation	—	170,505
	DLB Small Co.Opportunities Fund	2,735	units of participation	—	509,164
	Mass Mutual Mid Cap Growth II Fund	6,078	units of participation	—	697,875
	Mass Mutual Small Co. Growth Fund	10,590	units of participation	—	742,367
	Mass Mutual Overseas Fund	8,307	units of participation	—	612,389
	Oppenheimer Global Fund	781	units of participation	—	94,723
	Conservative Journey Fund	901	units of participation	—	98,139
	Moderate Journey Fund	909	units of participation	—	82,696
	Aggressive Journey	1,910	units of participation	—	153,059
*	Self Directed Brokerage Assets	—	units of participation	—	3,224,420
					15,140,486
*	Participant loans	Interest rates ranging from 5.75% to 10%			108,562
					$ 15,249,048

* Represents a party-in-interest to the Plan.

** Per ERISA guidelines the cost of investments is not required to be included on this schedule.

See accompanying independent auditors' report.

Independent Auditors' Consent

The Board of Directors
Boston Private Financial Holdings, Inc.:

We consent to the incorporation by reference into Boston Private Financial Holdings, Inc.'s previously filed Registration Statement on Form S-8 of our report dated June 25, 2003, with respect to the statements of net assets available for benefits of Boston Private Financial Holdings, Inc.'s 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2002 Form 11-K of Boston Private Financial Holdings, Inc., 401(k) Profit Sharing Plan.

KPMG LLP

Boston, Massachusetts
July 11, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned Boston Private Financial Holdings, Inc. 401(k) Plan Committee, the Plan Administrator of the Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan"), hereby certifies that the Plan's annual report on Form 11-K for the year ended December 31, 2002 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan. This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be part of the Report or "filed" for any purpose whatsoever.

Date: July 11, 2003

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PLAN COMMITTEE, as Plan Administrator



By: ______________________
Name: Pilar Pueyo
Title: Senior Vice President—Human Resources
Boston Private Bank & Trust Company



By: ______________________
Name: William Morton
Title: Senior Vice President—Controller
Boston Private Financial Holdings

LIBB/1194297.1